

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2011

Via E-mail
Gary S. Winemaster
Chief Executive Officer and President
Power Solutions International, Inc.
655 Wheat Lane
Wood Dale, IL 60191

> **Re: Power Solutions International, Inc.**
> **Amended Registration Statement on Form S-1**
> **Filed July 26, 2011**
> **File No. 333-174543**

Dear Mr. Winemaster:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. Given your disclosure here and throughout your prospectus regarding your low emissions business, please tell us how you believe investors will understand the portion of your business derived from products that are not emissions certified as mentioned in the first sentence of your response to prior comment 10.

2. Please expand your response to prior comment 12 to tell us whether any supplier other than Caterpillar and its affiliates contributes more to your business than Caterpillar and its affiliates.

3.   Refer to your response to prior comment 13. Please tell us how you believe investors can understand from your prospectus the relative significance of the regions that you disclose without the information that you redacted from your response.

4.   Refer to your response to prior comment 4. Please prominently highlight in your prospectus summary the limited information available about the market price for your securities, the lack of liquidity including the extent to which there have been sales of your securities in the public market in recent years, the gap between bid and asked prices, and the historic participation of the selling stockholders and persons with relationships to the selling stockholders in posting bid and asked prices.

Business, page 1

5.   Refer to your response to prior comment 7. If you purchase the engines and other key components for your "power systems" from third parties who own the technology for those components, please say so directly in your summary.

Risk Factors, page 5

We are dependent on relationships with our material suppliers…, page 8

6.   The first paragraph of your response to prior comment 16 appears to be inconsistent with your disclosure that these agreements create risks that are sufficiently significant as to require a risk factor in your prospectus. Therefore, please file the agreements with the suppliers that generate this risk. Also, clarify which arrangements are represented by written agreement and, if the agreements are cancellable or expire in the near term, please provide appropriate disclosure regarding these issues.

Business, page 42

Industry and Market Overview, page 43

7.   Regarding your response to prior comment 29:

*   Please file the consent or Power Systems Research. See Rule 436.

*   Please tell us why you believe you need not disclose the most recent data as reflected in the penultimate sentence of the first paragraph of your response.

*   Please address each point in prior comment 29 as it applies to each source of data used in your registration statement.

Our Superior Technology, page 49

8. Refer to your response to prior comment 30. Please disclose the portion of your revenue derived from products that produce the results depicted in the chart in this section of your prospectus.

Our Products, page 52

9. We note your response to prior comment 32. Your prospectus should not selectively identify customers based on their name recognition regardless of their significance to the registrant. Please revise so that the entities you name and the manner in which you name them are objectively representative of their contribution to your business. Also, with regard to the last paragraph of your response, if the composition of your largest customers varies, please disclose this fact and the reasons for the changes in the periods presented in your document.

10. Please expand your response to prior comment 33 to tell us how you believe investors will be able to evaluate from your disclosure the significance to your business of each of the categories in your pictures on page 54.

Customers, page 57

11. From your revisions in response to prior comment 36, it remains unclear what "contractual pricing limitations" create the risk mentioned at the top of page 10. Please revise or advise.

Government Regulation, page 62

12. Please disclose the period over which the phase-in mentioned in the last sentence of the second paragraph will occur and the extent to which your products must be modified to comply.

Certain Relationships, page 87

13. We note your disclosure added in response to prior comment 49; however, the principle followed to determine the amount to be paid for the acquired business remains unclear. Was there an attempt to value the acquired business and the consideration to be paid for it? Please revise.

Comparison of Shareholder Rights Before and After the Migratory Merger, page 96

14. Please tell us the reasons for the differences in the comparison of Nevada and Delaware law in this section with the disclosure in your revised preliminary proxy statement filed

July 28, 2011. Refer, for example, to the last paragraph of the "Nevada Law" column in the "Amendments to Charter" disclosure in the proxy statement.

15.   Please tell us how you determined that the Nevada quorum and voting requirements numbered (1) and (2) as set forth on page 100 under "Voting Provisions" are substantially the same under Delaware law. Refer to section 216 of the Delaware General Corporation Law in your response.

Amended and Restated Bylaws, page 108

16.   From your disclosure here and your response to prior comment 79, it appears that the Certificate of Incorporation and bylaws that will govern the Delaware corporation after the pending merger currently exist. Please tell us why you believe those documents need not be filed with this registration statement, particularly (1) if the merger is assured given the voting agreement and (2) given your reference to specific articles of the Delaware charter on page 106.

17.   From your response to prior comment 79, it appears that you have not yet filed the Form 8-K that includes the information required by Item 5.03. Note that Item 5.03 requires a description of each provision adopted or changed and the previous provision. Please file the Form 8-K report promptly.

Index to Financial Statements, page F-1

Notes to Consolidated Financial Statement, page F-24

Note 2. Summary of Significant Accounting Policies, page F-23

-Accounts Receivable and Allowance for Doubtful Accounts, page F-24

18.   We note your response to prior comment 64 and your updated disclosure. With a view towards enhanced disclosure, please revise your liquidity and capital resources section in MD&A to discuss the impact that the accounts receivable that are subject to extended payment terms has had upon your operating cash flows for each reporting period presented. Please also quantify the amount of outstanding accounts receivable, to the extent material, that are subject to the extended payment terms as of each reporting date and the amount that you have collected that are subject to the extended payments terms since each reporting date.

Index to Unaudited Pro Forma Combined Financial Statements, page P-1

Note 2. Pro Forma Adjustments, page P-10

19.   We note your response to prior comment 71 and your revised disclosures included in adjustments (e) and (f). We note that in connection with estimating the fair value of your private placement warrants and Roth warrants that you have used the implied volatility of publicly traded call options of benchmark companies, which reflects the mid-range of your historical volatility. Please describe to us in greater detail the nature of the comparable publicly traded companies you selected and the basis for your conclusion to select those companies. Discuss how you considered factors such as industry, stage of life cycle, size and financial leverage when selecting the comparable companies. Refer to paragraphs 718-10-55-36 and 37 of the FASB Accounting Standards Codification and Question 6 in SAB Topic 14.D.1.

20.   Further to the above, we note from adjustments (e), (f) and page P-17 that you utilized $10.08 per common share within the Black-Scholes option pricing model in the determination of the fair value of your private placement warrants and Roth warrants issued. Please explain to us in more detail how you determined the fair value of your common stock to be $10.08 per share and why you believe that this was the fair value of your common stock during fiscal 2010 and during the three months ended March 31, 2011.

21.   We note your response to prior comment 75 and your disclosures included in adjustments (t) and (ab). Please revise your filing to clearly explain that you believe that the post-reverse stock split is <u>probable</u> of occurring.

Note 3. Pro Forma Net Income (Loss) Per Share, page P-16

22.   We note your response to prior comment 77 and your revised disclosure on page 17 whereby you refer to an "appraised" fair value of $10.08 per share. It is still unclear from your revised disclosure who determined the fair value of your common stock. Please revise your filing to clearly explain that management takes responsibility for the fair value of your common stock or revise to comply with the guidance in Securities Act Sections Compliance and Disclosure Interpretation 141.02. The guidance is available at the Commission's website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Exhibits and Financial Statement Schedules, page II-3

23.   Please tell us why you have not filed as an exhibit the lease mentioned in your additions on page 64.

Exhibit 3.3

24.   Please tell us how you intend to interpret the provisions that you consider "illegible."
       Also provide us you analysis of the materiality of any risks created by illegible provisions
       in your charter.

Exhibit 5.1

25.   The opinion that you file to satisfy your obligation per Regulation S-K Item 601(b)(5)
       may not assume conclusions of law which are a necessary requirement of the ultimate
       legality opinion, material facts underlying the opinion or facts that are readily
       ascertainable. In this regard:

       •   Please tell us the purpose of the paragraph numbered 10 in this exhibit. Does this
            paragraph mean that counsel did not verify the information with your transfer agent?

       •   Please tell us which public records are the subject clause (e) in the second paragraph
            following the paragraph numbered 10 and why counsel could not determine whether
            those records were accurate or complete. Also tell us why those records are relevant
            to the issues required to be addressed by Regulation S-K Item 601(b)(5).

       •   It is unclear why the following assumption is necessary and appropriate: "We have
            assumed that there are no provisions in any document that we have not reviewed that
            is inconsistent with the opinions stated in this letter and nothing has come to our
            attention that causes us to believe that such assumption is unreasonable."

Form 8-K filed on May 16, 2011

26.   Please explain to us your consideration of updating your historical and pro forma
       financial statements included within this filing to address the comments issued in the
       comment process related to the registration statement.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

Gary S. Winemaster
Power Solutions International, Inc.
August 10, 2011
Page 7

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or Tara Harkins, Reviewing Accountant, at (202) 551-3639 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Mark D. Wood, Esq.
            Katten Muchin Rosenman LLP